fuboTV Inc.

1330 Avenue of the Americas

New York, NY 10019

February 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris

Re:	fuboTV Inc. Registration Statement on Form S-4 File No. 333-252445 Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, fuboTV Inc., a Florida corporation (the “Issuer”), hereby respectfully requests that the effectiveness of the above captioned registration statement be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on February 11, 2021, or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff of the Securities and Exchange Commission. The Issuer hereby authorizes each of Robert Day, Douglas Schnell and Mark Bass of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Issuer, to make such request on its behalf.

Please contact Robert Day of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 320-4622 with any questions you may have concerning this request. In addition, please provide a copy of the Commission’s order declaring the registration statement effective to Mr. Day via email at rday@wsgr.com and via mail at Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, CA 94304.

Sincerely,

FUBOTV INC.

By:	/s/ David Gandler
Name:	David Gandler
Title:	Chief Executive Officer